July 18, 2005

Mr. Rufus Decker
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-12164

Dear Mr. Decker:

     Thank you for your follow-up letter of July 1, 2005 which contains the comments of the SEC staff on the above referenced filings. Wolverine’s responses to these comments are set forth below, numbered in accordance with your letter.

Form 10-K for the Year Ended December 31, 2004

1.	Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where applicable.

Response: Within this response we will provide the Securities and Exchange Commission (the “Commission” or the “SEC”) with supplemental information as requested and will provide in the responses information for disclosure in future filings. We will include revisions, as appropriate, in the filing of our second fiscal quarter Form 10-Q for the quarter ending July 3, 2005 and in the filing of our Form 10-K for the year ending December 31, 2005.

2.	We have reviewed your response to comment 4. We understand that the products in your segments have similar customers, are distributed through the same distribution channels and also have similar terms and conditions of sales. Accordingly, we believe that you may have substantially complied with the aggregation criteria specifies by paragraph 17 of SFAS 131 for the purpose of determining reportable segments. However, our comment specifically addressed the enterprise-wide disclosures for revenue of each product or group of products required by paragraph 37 of SFAS 131. This requirement is supplemented by paragraph 103 of SFAS 131 which describes the reasons why enterprise-wide disclosures are appropriate for all enterprises. Based on our review of the description of your business in Item 1 of your 10-K report as well as the Our Products section of your website it is apparent that you sell various similar products within the industrial tube, technical tube, copper alloy tube, fabricated products and metal joining products categories within your commercial products segment. In fact, you offer over 2,000 product variations alone in your metal joining product category. Likewise, you sell various similar products within the plumbing and refrigeration tube products categories within your wholesale product segment. Paragraph 37 and 103 of SFAS 131 require that you disclose revenue amounts for each of the major product categories within your reportable business segments. Item 101(c) (i) of Regulation S-K also requires that you disclose the amount of total revenue contributed by class of similar products which account for 10% or more of consolidated revenue. If the disclosure requirement was to simply state the amount of segment revenues, there would be no necessity for the enterprise-wide provisions of SFAS 131. We urge you to provide revenue by major product categories as required by SFAS 131 and Regulation S-K.

Response: As indicated in your comment above and as noted in our previous responses to this comment, Wolverine sells various similar products in both its commercial and wholesale segments. We believe that these products fall into five product categories, namely tubing products, fabricated products, metal joining products, wholesale products and rod, bar and other, and we will disclose enterprise-wide revenue for each of these product categories as required by paragraphs 37 and 103 of SFAS 131 and Item 101(c)(1) of Regulation S-K. However, both the metal joining products and rod, bar and other categories are individually less than 10% of total revenue and therefore we will combine them into one category (defined as “other products”) for the enterprise-wide product revenue disclosures. We further clarify that the plumbing and refrigeration products included in our wholesale segment are essentially identical commodity products used in construction for either plumbing or refrigeration applications. Therefore, we do not believe that providing revenue disclosure of these separate product categories within our wholesale segment provides any useful information to investors and it might suggest an emphasis that is not meaningful. As noted in our prior responses, we will increase our disclosure regarding the wholesale product segment to clarify this issue.

In responding to these comments, Wolverine acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Securities and Exchange Commission filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Finally, we would ask that if the SEC staff is not satisfied with the actions and modifications which the Company is making pursuant to your request, as outlined above, we would ask for a telephonic discussion to move this matter to closure. I can be reached directly at 256-580-3625 or through my assistant Judi Stiger at 256-580-3958.

Yours very truly,

/s/ Thomas B. Sabol
Senior Vice President,
Chief Financial Officer